Mail Stop 4561

May 1, 2008

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

  Re: **Vornado Realty Trust**
     Form 10-K for the year ended December 31, 2007
     Filed February 26, 2008
     File No. 1-11954

Dear Mr. Macnow:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Daniel L. Gordon
        Branch Chief